J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.
388 Greenwich Street

New York, NY 10013

As representatives of the underwriters

VIA EDGAR

January 21, 2025

Tamika Sheppard

Laura Crotty

Eric Atallah

Angela Connell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:          Ascentage Pharma Group International (the “Company”)

Registration Statement on Form F-1, as amended (File No. 333-284064)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Ascentage Pharma Group International, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time, on January 23, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati Professional Corporation, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and we have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature page follows]

Very truly yours,

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Sophie Jones
Name:	Sophie Jones
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ling Zhang
Name:	Ling Zhang
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]